UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, November 10th , 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

     Banco Bradesco S.A. hereby informs the market and its shareholders, concerning the Audit Committee, that:

• the Brazilian Central Bank has approved the name of Mr. Romulo Nagib Lasmar, Identity Card (RG) 12.623.179 -5 SSP-SP, Individual Taxpayer's ID (CPF) 010.923.241/00, to integrate the Audit Committee. With a degree in Law, he started his career at Banco Bradesco S.A. as a clerk. Mr. Lasmar was transferred to the General Inspectorate Department, where he reached the position of Inspector, and then to the Shares and Custody Department, serving as Department Manager. Subsequently, he served as Department Director at the General Secretariat, being responsible for the Department, including the Corporate Governance, Corporate and Institutional Relations Areas. He served as Member of the Presiding Board of Fundação Bradesco, Marketing Director of Bradesco, Sitting Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social;

• Mr. Mário da Silveira Teixeira Júnior, Member of the Board of Directors of the Bank, has left the Committee for having served to the maximum of five years, according to Article 12 of the Rules attached to Resolution # 3,198 of May 27th, 2004 of the Brazilian Monetary Council;

• consequently, the Organization’s Audit Committee is composed as follows: Coordinator: Hélio Machado dos Reis; Members: José Lucas Ferreira de Melo and Romulo Nagib Lasmar.

Sincerely,

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.